September 21, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christopher Dunham

Re:	Capital Bancorp, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-227172
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capital Bancorp, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, or as soon as practicable thereafter, on Tuesday, September 25, 2018. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.
The Company hereby authorizes William H. Levay of Holland & Knight LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Levay at (202) 469-5271 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

Capital Bancorp, Inc.

/s/ Edward F. Barry
Edward F. Barry
Chief Executive Officer